EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 30, 2000	September 29, 2001	September 28, 2002	September 27, 2003	September 25, 2004
Income (loss) before income taxes, cumulative effect of accounting change, and income (losses) associated with equity investees	$(10,607)	$(9,021)	$44,156	$53,139	$64,319
Fixed charges (1)	24,841	24,863	15,689	20,552	19,157

Earnings	14,234	15,842	59,845	73,691	83,476

Fixed charges (1)	$24,841	$24,863	$15,689	$20,552	$19,157

Ratio of earnings to fixed charges	—	—	3.81	3.59	4.36

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	In the fiscal years ended September 30, 2000 and September 29, 2001, our fixed charges exceeded the sum of our earnings and fixed charges by $10.6 million and $9.0 million, respectively.